

January 16, 2024

Huang Fang
Chief Executive Officer
Maitong Sunshine Cultural Development Co., Ltd
Room 202, Gate 6, Building 9, Yayuan
Anhui Beili, Chaoyang District, Beijing, China

> **Re: Maitong Sunshine Cultural Development Co., Ltd**
> **Registration Statement on Form S-1**
> **Filed December 20, 2023**
> **File No. 333-276152**

Dear Huang Fang:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Clearly disclose here how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.

Risk Factor Summary, page 4

2. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a

material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Prospectus Summary, page 5

3.   Please expand your disclosure to include the CAC and any other governmental agency that is required to approve the operation of your business and offering of the securities being registered to foreign investors with respect to the consequences to you and your investors if you or your subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

4.   Provide a clear description here of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Risk Factors
Risks Related to Doing Business in the PRC, page 13

5.   Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms

"controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 27

6.   You disclose here and on page F-7 that you expect Huang Fang, President, CEO and Chairwoman of the Board and shareholder of the Company to provide financial support, if needed. Disclose whether you have a formal, written agreement with Huang Fang to provide financial support or whether this an informal, verbal agreement that cannot be enforced.

Results of Operations, page 27

7.   You state you recorded $6,768 of sales from education tours purchased directly from Shanghai Angli Education Investment Consulting Co., Ltd ("Shanghai Angli"). You also state that you paid $6,127 to the tour operator and that you functioned as the principal in these transactions. Explain how you determined you were the principal in these transactions by providing us with your analysis under ASC 606-10-55-39. In doing so, specifically tell us whether your employees or Shanghai Angli employees led the tours and provided the service.

Business of the Company
Business Overview, page 29

8.   We note your citations for statements utilizing industry and market data. Please ensure you have included the names and dates of the reports of each of the third party sources you cite in your prospectus, including Statista, China Briefing, World Tourism Alliance, Alipay's Overseas Spending Platform, and National Immigration Administration. To the extent that you commissioned any of the third-party data that you use in the prospectus, also provide the consent of the third-party in accordance with Rule 436.

Our Business Plan, page 30

9.   We note you intend to fill your list of tours by contracting with third party operators and at present, are party to four contracts with third parties. We also note that Tongzhilian is currently negotiating contracts under which it will serve as sales agent for products distributed and manufactured by third parties, and you expect to initiate product marketing in March 2024. Please revise to disclose all material terms of contracts with third parties and the status of any negotiations to contract with third parties. Additionally, please file material contracts as exhibits to the registration statement, or tell us why you believe they are not required to be filed. Refer to Item 601 of Regulation S-K.

Financial Statements, page F-1

10.   You present a balance sheet, statement of stockholders' equity and certain footnotes as of September 30, <u>2022</u>. In addition, your auditors present an audit opinion as of September 30, 2022. Given that all your entities were incorporated or established in 2023, it is unclear how balances could exist on September 30, 2022. Either discuss and explain the basis for your September 30, 2022 presentation or revise as appropriate.

11.   Please clarify whether you expect to update your filing to include financial statements through December 31, 2023 prior to the effective date relative to the requirements in Rule 8-08 of Regulation S-X.

Consolidated Balance Sheet, page F-3

12.   We note that the $60,000 due from related parties line item represents amounts due from Huang Fang. If this amount represents the promissory note issued for the purchase of MTSS Samoa shares, this receivable should be presented as contra-equity unless cash was collected before the financial statements were issued. Refer to ASC 505-10-45-2.

Consolidated Statements of Cash Flows, page F-6

13.   Please explain your presentation of operating lease expense within operating activities and lease payment within financing activities. Generally, cash paid for lease expenses is recorded only in the operating section on your statement of cash flows. Refer to ASC 230.

Note 6. Lease, page F-13

14.   You state that Beijing Tongzhilian Cultural Development Co., Limited ("Tongzhilian") entered into an office space lease on September 1, 2023. However, this entity was approved on September 13, 2023 and registered on October 11, 2023. Explain and disclose how Tongzhilian entered into a lease prior to approval and/or registration or revise your disclosure as necessary.

Exhibits

15.   We note your disclosure that you have entered into employment contracts with your executive officers, and written employment contracts with all employees. Please revise to describe the material terms of these contracts and file such contracts as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

16.   We note your disclosure on page F-12 that, as of September 30, 2023, the Company had a promissory note receivable of $60,000 due from Huang Fang, a director, CEO and President of the Company. Please file this promissory note as an exhibit to your registration statement or tell us why you believe it is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

General

17. We note your disclosures regarding the Holding Foreign Companies Accountable Act. Please revise relevant portions of your prospectus including the cover page, Summary, and Risk Factors, to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations. Expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations, decreases the number of consecutive "non-inspection years" from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.

18. Please update your disclosures throughout your prospectus to reflect that the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies promulgated by the China Securities Regulatory Commission ("CSRC") went into effect on March 31, 2023.

19. We note your disclosure on page 5 and elsewhere in your prospectus that while you currently are not required to obtain the approval of the PRC government for this offering, there is a risk that you may be required to obtain such approval with respect to future offerings of securities outside China if the Administration of Overseas Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) are declared effective in their current form. Please provide us with a written analysis as to why the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the "Administrative Measures," and five supporting guidelines, promulgated by the China Securities Regulatory Commission (the "CSRC") do not apply to you.

20. We note your disclosure on page F-12 that, as of September 30, 2023, the Company had a promissory note receivable of $60,000 due from Huang Fang, a director, CEO and President of the Company. Please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to this loan.

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joseph Klinko at 202-551-3824 or Yong Kim at 202-551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Brantl, Esq.